UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com SunPower Ingrid Ekstrom +1 (510) 260-8368 iekstrom@sunpower.com

ASUR, in Conjunction with SunPower, Plans Solar Project to

Power Its Airports in Mexico

•    ASUR will buy power generated by the plant

MEXICO CITY, December 16, 2015 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, announced an agreement today with SunPower Corp. (Nasdaq: SPWR) (SunPower) for 36 megawatts of solar power to serve ASUR’s operations in Mexico. ASUR will buy power generated by the solar power plant under a long-term power purchase agreement (PPA) with SunPower.

“We anticipate that this cost-competitive solar power from SunPower will offset expected increases in the cost of electricity from fossil fuel sources over the long-term,” said Adolfo Castro, Chief Executive Officer of ASUR. “As a member of the Dow Jones Emerging Markets Sustainability Index, this is a critical step in further reducing the carbon footprint of our airports. Through our energy efficiency efforts to-date we have reduced energy per passenger by 34 percent over the past six years. This PPA will allow ASUR to cover 100 percent of its energy requirements as of the date of this announcement with solar power, an important milestone in our sustainability strategy. By supporting operational efficiencies as well as our sustainability goals, this agreement is a win for ASUR’s employees, customers and shareholders and for the communities in which we live and work.”

SunPower expects to start construction on this 36-megawatt phase of a solar plant in Mexico in 2016. Once the project is operational, SunPower will provide operations and maintenance services, including monitoring power plant production.

“Increasingly, off-site solar is an option selected by businesses that want to take advantage of the value and benefits of solar, but lack available land at their own facilities to generate the amount of power they need to serve demand,” said Jorg Heinemann, SunPower Executive Vice President, Global Power Plants. “We will be providing cost-effective solar power for ASUR’s airports in Mexico, taking advantage of this country’s abundant solar resource. SunPower is proud to partner with ASUR in increasing Mexico’s solar power capacity, as represented by this significant agreement.”

At the site, SunPower plans to design and build a SunPower® Oasis® Power Plant system. Oasis is SunPower’s fully integrated, modular solar power block solution for utility-scale solar projects that is designed to optimize land use and is engineered for rapid, cost-effective installation. The technology includes SunPower’s proprietary robotic solar panel cleaning capability that uses 75 percent less water than traditional cleaning methods and can help improve system performance by up to 15 percent.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. ASUR is a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa Mercantil de Valores, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

About SunPower Corp.

As one of the world’s most innovative and sustainable energy companies, SunPower Corp. (Nasdaq: SPWR) provides a diverse group of customers with complete solar solutions and services. Residential customers, businesses, governments, schools and utilities around the globe rely on SunPower’s more than 30 years of proven experience. From the first flip of the switch, SunPower delivers maximum value and superb performance throughout the long life of every solar system. Headquartered in Silicon Valley, SunPower has dedicated, customer-focused employees in Africa, Asia, Australia, Europe, North and South America. For more information about how SunPower is changing the way our world is powered, visit www.sunpower.com

ASUR’S Forward-Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward- looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

SunPower’s Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding our plans and objectives for existing and future project development and construction. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (1) competition in the industry and downward pressure on average selling prices; (2) our liquidity, substantial indebtedness, and our ability to obtain additional financing for our projects and our customers; (3) our ability to meet our cost reduction targets; (4) regulatory changes and the availability of economic incentives promoting use of solar energy; (5) challenges inherent in constructing and maintaining certain of our large projects, such as the Solar Star projects; (6) the success of our ongoing research and development efforts and commercialization of new products and services; (7) fluctuations in our operating results; (8) manufacturing difficulties that could arise; and (9) challenges managing our joint ventures. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (SEC) from time to time, including our most recent reports on Form 10-K and Form 10-Q, particularly under the heading “Risk Factors.” Copies of these filings are available online from the SEC or on the SEC Filings section of our Investor Relations website at investors.sunpowercorp.com. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

# # #

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 16, 2015